News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite400 Calgary, Alberta T2S 0B1 Technical Office 146 Devon Street East New Plymouth, New Zealand

TAG Oil Files 2005 Year-End Disclosure Documents and Provides an Operations Update

Calgary, Alberta – July 29, 2005 --/PRNewswire/-- TAG Oil Ltd., (TSX Venture Exchange: TAO and OTCBB: TAGOF) today filed its audited consolidated financial statements and accompanying notes for the year-ended March 31, 2005 and related Management’s Discussion and Analysis, with Canadian securities regulatory authorities. TAG also filed its disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators.

Copies of these documents may be obtained electronically through the SEDAR system at www.sedar.com.

TAG also announces that the Supplejack-1 well located in New Zealand’s Taranaki Basin in PEP 38741 (TAG Oil 20%) has now completed drilling of the surface section of the hole and has successfully set surface casing. As of July 28th, the well was directionally drilling ahead at a depth of 628 meters. TAG estimates 10 more drilling days will be necessary to reach the target total depth of approximately 2,600 meters.

In other news, TAG has successfully completed an initial 5-kilometer seismic program over the crest of the Kate Anticline located on PEP 38260 in New Zealand’s Canterbury Basin. The initial reconnaissance data has confirmed the existence of a large rollover structure at depth in the Kate prospect. Further 2-D seismic will be acquired in the coming months to delineate potential drilling locations.

TAG Oil President Drew Cadenhead commented, “We’re excited to have spudded the Supplejack-1 well that is testing one of our strongest geophysical anomalies interpreted on the Kaimata 3-D seismic data. As well, the initial seismic data just acquired on the Kate prospect in Canterbury not only confirms the existence of a strong anticline at depth offsetting reported oil seeps, the new data will now allow TAG to very accurately position a further, more extensive seismic program on this exciting prospect”.

Corporately, TAG recently granted Mr. James Smith, a director of the Company, an additional 25,000 stock options exercisable at US$0.95 per share, under the terms of the Company’s stock option plan.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For additional information please visit our website at www.tagoil.com

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.